Exhibit (d)(v)

July 31, 2024

Mr. Joseph Flanagan

Re:	Offer Letter

Dear Joe:

This letter agreement (this “Agreement”) memorializes the agreement between Project Raven Merger Sub, Inc. (“Merger Sub”) and you regarding the terms of your employment with R1 RCM, Inc. (as successor in interest by merger to Merger Sub) (the “Company”) commencing upon the completion of the transactions contemplated by the Agreement and Plan of Merger by and among Raven Acquisition Holdings, LLC, Merger Sub and R1 RCM, Inc., dated as of on or about the date hereof (the “Merger Agreement”). Capitalized terms used but not defined herein have the meanings set forth in the Merger Agreement. You and Merger Sub agree as follows:

1.

At-Will Employment. Your employment with the Company under this Agreement will commence as of the Closing (the date thereof, the “Commencement Date”). Your employment with the Company will be “at-will,” and will be terminable by you or the Company at any time and for any reason (or no reason), subject to the terms and conditions hereof. If the Merger Agreement is terminated before the Closing in accordance with its terms, this Agreement will automatically terminate and be of no further force or effect, and neither party will have any obligations hereunder. If the Closing occurs but you fail to commence employment with the Company as of the Closing, then this Agreement (including the Proprietary Interests Protection Agreement attached hereto as Exhibit A (the “Proprietary Interests Protection Agreement”)) will automatically terminate and be of no further force or effect, and neither party will have any obligations hereunder; provided, however, that the obligations of Parent under Section 14 shall survive the termination of this Agreement.

2.

Title and Reporting. During the term of your employment with the Company, you will (i) serve as the Chief Executive Officer (the “CEO”) and (ii) report directly to the board of managers (the “GP Board”) of Raven Topco GP, LLC (“Raven Topco GP”), the general partner of Raven Topco, L.P. (“Raven Topco”). The GP Board will have an independent non-executive chair appointed by affiliates of TCP-ASC ACHI Series LLLP (“TowerBrook”) and Clayton, Dubilier & Rice Fund XII, L.P. (“CD&R” and, together with TowerBrook, the “Investors”) in the manner set forth in the operating agreement for Raven Topco GP. The Investors will consult with you regarding the initial independent non-executive chair of the GP Board. For so long as you serve as CEO, you will serve as a member of the GP Board and as a member of the board of directors of the Company and, if requested by the GP Board, you will also serve as the CEO and as a director of any other member of the Company Group.

“Company Group” means:

(a)

at any time when the Company is a direct or indirect subsidiary of Raven Topco: Raven Topco, Raven Topco GP (or any successor general partner to Raven Topco), and the direct and indirect subsidiaries of Raven Topco, including the Company and any subsidiary of the Company; and

(b)

at any time when the Company is not a direct or indirect subsidiary of Raven Topco: all entities controlled by, controlling or under common control with the Company, in each case, whether directly or indirectly.

3.

Duties and Responsibilities. You will have the duties and responsibilities that are normally associated with the positions described above and such executive responsibilities as may be prescribed by the Board from time to time and that are consistent with the position of CEO. During your period of employment, you will make yourself reasonably available to the Board and provide full-time services to the Company; provided that the foregoing will not prevent you from (i) participating in charitable, civic, educational, professional, community or industry affairs and (ii) managing your passive personal investments, in each case, so long as such activities, individually or in the aggregate, do not materially interfere with your duties hereunder or create a potential business or fiduciary conflict. When you are not traveling for business purposes, you and the Company expect that you will work primarily from the Company’s Chicago office, subject to reasonable accommodations for working remotely.

4.

Base Salary. You will receive an annual base salary of $1,500,000 (“Base Salary”) which will be paid in equal installments in accordance with the Company’s normal payroll practices as in effect from time to time. Your Base Salary will be subject to review for upward adjustment at least annually with the first such review occurring in 2025 and, if any increase in Base Salary occurs, the term “Base Salary” as utilized in this Agreement will refer to Base Salary as so increased from time to time. For the avoidance of doubt, you will not receive any additional compensation for your service on the GP Board or the board of directors or equivalent governing body of any other member of the Company Group.

5.

Annual Bonus Opportunity. You will be eligible to earn annual cash incentive awards, with a target opportunity of 100% of Base Salary (the “Target Bonus”) and with an opportunity to earn up to 200% of Base Salary (the “Maximum Bonus”), in each case, with the actual amount of such bonus determined by the Board (or a committee thereof) based on the achievement of the applicable performance goals established by the GP Board (or a committee thereof) after good faith consultation with you, subject to your continued employment with the Company through the date such bonus is paid. If the Commencement Date occurs in 2024, you will be eligible to receive a prorated bonus for 2024 calculated by multiplying the actual bonus amount earned by a fraction, the numerator of which is the number of days you were employed by the Company in 2024, and the denominator of which is 365, payable at the time annual bonuses are paid to other senior executive officers of the Company.

6.

Signing Bonus. If you commence employment with the Company as of the Closing, then you will receive a signing bonus of $5,000,000, with $2,000,000 to be granted in the form of fully vested Incentive Units and the balance to be payable in a cash lump sum on or as soon as practicable following the Commencement Date and in any event not later than the second regularly scheduled payroll date following the Commencement Date.

7.

Temporary Housing Allowance. If you commence employment with the Company as of the Closing, then to assist in your relocation to the Chicago, Illinois, the Company will reimburse you for up to six (6) months of reasonable temporary housing expenses in the Chicago area following presentation of documentation in a form acceptable to the Company of such expenses.

8.

Equity Awards. Upon or as soon as reasonably practicable following the Commencement Date, you will be granted units of Raven Topco (“Incentive Units”) that are intended to constitute “profits interests” (as such term is used in Rev. Proc. 93-27 and Rev. Proc. 2001-43) for U.S. federal tax purposes, representing the right to receive value appreciation on a number of Incentive Units equal to three percent (3.0%) of the fully diluted equity of the Company as of the Closing under an equity incentive plan to be developed prior to the Closing (the “Equity Plan”). The Incentive Units will be subject to the terms of the Equity Plan and applicable award agreements, which terms will be consistent with this Section 8.

(a)

Upfront Vested Grant: You will be granted Incentive Units representing one percent (1.0%) of the fully diluted equity of Raven Topco as of the Closing (the “Upfront Vested Grant”), which will be fully vested as of the grant date.

(b)

Employment Grant: You will be granted Incentive Units representing two percent (2.0%) of the fully diluted equity of Raven Topco as of the Closing (the “Employment Grant”), which will be subject to the following vesting conditions:

(i)

Fifty percent (50%) of the Incentive Units subject to the Employment Grant will vest ratably in forty-eight (48) equal monthly installments following the Commencement Date (and will be fully vested as of the fourth anniversary of the Commencement Date), subject to your continued employment through each applicable vesting date (the “Time-Vested Units”); and

(ii)

The remaining fifty percent (50%) of the Incentive Units subject to the Employment Grant will be subject to the following performance-based vesting criteria (the “Performance-Vested Units”): (x) fifty percent (50%) of the Performance-Vested Units will vest upon a “Change of Control” (as will be defined in the Equity Plan) of the Company Group or other transaction or series of transactions that results in the Investors achieving a two (2) times cash-on-cash return in respect of the value of a Class A Common Unit of Raven Topco on the Commencement Date; and (y) fifty percent (50%) of the Performance-Vested Units will vest upon a Change of Control of the Company Group or other transaction or series of transactions that results in the Investors achieving a three (3)-times cash-on-cash return in respect of the value of a Class A Common Unit of Raven Topco on the Commencement Date, in each case, subject to your continued employment through the date that the applicable return is achieved.

(c)

If you are employed through the consummation of a Change of Control of the Company Group, all unvested Time-Vested Units will vest upon such Change of Control, and the Performance-Vested Units will vest subject to achievement of the applicable performance hurdle set forth above. Any Performance-Vested Units that do not vest upon the Change of Control will be forfeited as of the Change of Control.

(d)

Except as specifically provided in Sections 11(b)(iv) and 11(c), all unvested Time-Vested Units and Performance-Vested Units will be forfeited upon the Date of Termination if the Date of Termination (as defined below) occurs prior to a Change of Control. Any and all vested Time-Vested Units and Performance-Vested Units will be forfeited upon your separation of employment with the Company at any time as a result of the termination of your employment by the Company for Cause or your resignation of employment, including for Good Reason, at a time when circumstances constituting Cause exist.

(e)

Following your separation of employment with the Company as a result of (i) your resignation of employment (including a resignation of your employment for Good Reason (as defined below) but excluding your resignation of employment (whether or not for Good Reason) at a time when circumstances constituting Cause exist), or (ii) the termination of your employment by the Company other than for Cause and other than due to your death or Disability (as defined below), the Company (or its designee) may elect within six (6) months of your separation date to repurchase all vested Incentive Units for fair market value as of your separation date in the form of a lump sum cash payment; provided that such call right shall not apply to those vested Incentive Units granted in connection with the commencement of your employment with the Company as of the Closing and as described in Section 6 above. Such call right will not apply to your separation from employment if (i) such separation is due to your resignation of employment (but excluding your resignation of employment at a time when circumstances constituting Cause exist) at any time after five consecutive years of employment with the Company beginning on the Commencement Date (your “Retirement”) and (ii) either (A) you are not asked by the Company to continue to serve on the Board or the board of directors of the Company following your Retirement or otherwise to assist post-Retirement with the transition of your duties and responsibilities to a successor CEO or (B) you are so asked and you do so for a period of twelve (12) months (the “Continued Assistance Requirement”). If the foregoing conditions are satisfied and the condition in clause (ii)(A) applies, then the call right will not apply. If the foregoing conditions are satisfied and the condition in clause (ii)(B) of the preceding sentence applies, then the call right period will be tolled and will either (1) terminate upon you completing the Continued Assistance Requirement or the Company earlier removing you from your directorship or otherwise terminating your transition arrangement without cause or (2) apply for the six (6)-month period beginning on the day you failed to complete the Continued Assistance Requirement.

(f)

You will be provided an opportunity (but are not required) to roll any common stock of the Company, or common stock of the Company issuable upon the settlement of Company equity awards, that you hold as of immediately prior to Closing into Class A Common Units of Raven Topco (at the same per unit value as the Investors acquire Class A Common Units of Raven Topco). It is understood and agreed that following any initial public offering of the Company (or any member of the Company Group) any common stock received by you in respect of any Incentive Units shall not be subject to any contractual “lock-up” or similar transfer restrictions other than a customary “lock-up” of not more than one hundred eighty (180) days following such initial public offering (or such longer “lock-up” or similar period as applies to the Investors).

9.

Employee Benefits. You will be eligible for the employee benefits provided from time-to-time to similarly-situated senior executives of the Company, subject to and on a basis consistent with the terms, conditions and overall administration of such plans and programs, including reimbursement of reasonable expenses incurred in connection with your relocation to Chicago, Illinois following presentation of documentation in a form acceptable to the Company. You will be permitted to use the Company-supported private aircraft (if any) for all business-related travel and for an agreed upon number of hours per year for personal use. You and the Company will work together in good faith to address tax issues related to your overall compensation package, it being understood that the Company will not provide tax advice to you and this does not constitute and will not be construed as a guarantee of any particular tax treatment or outcome.

10.	Termination.

(a)

Your employment with the Company Group will terminate (i) upon your thirty (30) days’ prior written notice to the Company of your voluntary termination of employment (which the Company may, in its sole discretion, make effective earlier than any notice date), (ii) immediately upon your death or upon written notice by the Company to you of a termination of employment for Cause or without Cause (other than for death or Disability), (iii) upon your prior written notice to the Company of your resignation for Good Reason within thirty (30) days following the expiration of the thirty (30)-day cure period, or (iv) upon ten (10) days’ prior written notice by the Company to you of your termination of employment due to Disability.

(b)	For purposes of this Agreement:

(i)

“Cause” means: (A) your conviction of, or plea of guilty or nolo contendere to, a felony; (B) in carrying out your duties hereunder, your engaging in conduct that constitutes gross neglect or willful misconduct and that, in either case, results in material economic or reputational harm to the Company; (C) your willful breach of any material provision of this Agreement (including the Proprietary Interests Protection Agreement) or any applicable non-disclosure, non-competition, non-solicitation or other similar restrictive covenant obligation owed to the Company, and such breach results in material economic or reputational harm to the Company; (D) your repeated refusal, or failure to undertake good faith efforts, to perform your material duties and responsibilities hereunder for the Company; (E) your breach of fiduciary duty involving personal profit, material violation of the Company’s code of conduct or other material Company policy applicable to you and other similarly situated executives; or (F) your engaging in willful misconduct resulting in or intended to result in direct personal gain to you at the Company’s expense.

(ii)	“Date of Termination” means the date of your separation from employment with the Company.

(iii)

“Disability” means you have been unable, with or without reasonable accommodation and due to physical or mental incapacity, to substantially perform your duties and responsibilities hereunder for a period of one hundred eighty (180) days in any three hundred sixty-five (365)-day period.

(iv)

“Good Reason” means the occurrence of any of the following events, without your express written consent, unless such events are fully corrected in all material respects by the Company within thirty (30) days following your written notice to the Company: (A) material diminution in your duties, authorities or responsibilities, including any change to the Company’s reporting structure that would require you to report directly to someone other than the Board (other than temporarily while physically or mentally incapacitated or as required by applicable law); (B) a reduction in your then current base salary or Target Bonus opportunity; (C) a relocation of your primary work location to a location greater than fifty (50) miles from the Company’s Chicago headquarters; or (D) any material breach by the Company of its material obligations hereunder. You must provide the Company with a written notice detailing the specific circumstances alleged to constitute Good Reason within ninety (90) days after the first occurrence of such circumstances, and actually terminate employment within thirty (30) days following the expiration of the Company’s thirty (30)-day cure period described above. Otherwise, you will be deemed to have irrevocably waived any claim of such circumstances as “Good Reason.” For the avoidance of doubt, any changes in the terms of your services to the Company Group contemplated by this Agreement or arising as a consequence of the transactions contemplated by the Merger Agreement shall not constitute “Good Reason.”

11.	Payments Upon Termination.

(a)

Upon your separation from employment with the Company for any reason, as soon as reasonably practicable following the Date of Termination and in no event later than thirty (30) days thereafter, the Company will pay you a lump sum cash payment consisting of (i) any Base Salary earned but unpaid through the Date of Termination, (ii) any unpaid annual cash incentive award earned by you and awarded by the Board (or a committee thereof) for a completed fiscal year (with any portion of such incentive award that was previously deferred to be paid in accordance with the applicable deferral arrangement and any election thereunder) and (iii) any unreimbursed business expenses incurred through the Date of Termination that are subject to reimbursement pursuant to the Company’s policies (collectively, the “Accrued Obligations”).

(b)

If the Company terminates your employment other than for Cause and other than by reason of your death or Disability, or you resign your employment for Good Reason, then, in addition to the Accrued Obligations, the Company will pay or provide to you the following:

(i)

an amount equal to one and one-half (1.5) times (or, alternatively, two (2) times if the Date of Termination occurs upon or within six (6) months following a Change of Control) the sum of (x) the Base Salary plus (y) the Target Bonus, in each case as in effect as of the Date of Termination, payable in substantially equal installments over eighteen (18) months (or, alternatively, twenty-four (24) months if the Date of Termination occurs upon or within six (6) months following a Change of Control);

(ii)

for eighteen (18) months (or, alternatively, twenty-four (24) months if such termination occurs upon or within six months following a Change of Control) or, if earlier, until you commence employment with a successor employer, a monthly cash payment equal to the monthly premium under the Consolidated Omnibus Reconciliation Act of 1985 (“COBRA”) in effect a of the Date of Termination for the level of coverage in effect for you under the Company’s group health plan, provided that you are eligible for and timely elect COBRA continuation coverage;

(iii)

an annual cash incentive award for the fiscal year in which the Date of Termination occurs based upon the period of time elapsed during such fiscal year prior to the Date of Termination (calculated based on the actual achievement of applicable performance metrics), prorated based on a fraction, the numerator of which is the number of days in the such year through the Date of Termination and the denominator of which is the total number of days in the fiscal year, paid in a cash lump sum at the time performance bonuses in respect of such year are paid to employees generally; and

(iv)	your unvested Time-Vested Units will continue to vest as if your employment had continued for an additional eighteen (18) months following the Date of Termination.

(c)	If your employment with the Company Group is terminated by reason of your death or Disability, all of your unvested Time-Vested Units will accelerate and vest upon the Date of Termination.

(d)

The payments and benefits provided under this Section 11 (other than the Accrued Obligations) are subject to your (or your estate’s in the event of your death or your duly appointed attorney-in-fact, if applicable, in the event of your Disability) (i) execution, delivery and non-revocation of a release of claims within the period after the Date of Termination specified therein, with such release in a form reasonably acceptable to the Company and (ii) continued compliance with the covenants in the Proprietary Interests Protection Agreement.

12.

Proprietary Interests Protection Agreement. You acknowledge and agree to be bound by the Proprietary Interests Protection Agreement. In the event you breach the terms of the Proprietary Interests Protection Agreement, all payments and benefits provided under Section 11 (other than the Accrued Obligations) will, to the extent unpaid, be subject to forfeiture by you and, to the extent paid, be subject to clawback and recoupment by the Company.

13.

Assignments. You may not assign or delegate any right or obligation hereunder without first obtaining the written consent of the Company. From and after the Closing, the Company may assign this Agreement to any successor (including a successor to all or substantially all of the business and/or assets of the Company), provided that the Company will require such successor to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. As used in this Agreement, “Company” means the Company and any successor which assumes and agrees to perform the duties and obligations of the Company under this Agreement by operation of law or otherwise.

14.

Professional Fees. Upon presentation of documentation in a form acceptable to the Company, Parent will, or following the Closing will cause the Company to, promptly pay or reimburse you for reasonable fees and out-of-pocket expenses incurred in connection with the negotiation and documentation of this Agreement and the equity arrangements contemplated hereby and the term sheet that formed the basis for this Agreement.

15.

Withholding Taxes. The Company may withhold from any and all amounts payable to you hereunder such federal, state and local taxes as may be required to be withheld pursuant to any applicable law or regulation.

16.

Governing Law. The terms of this Agreement and your employment with the Company will be governed by the laws of the State of Delaware, without giving effect to the conflicts of laws principles thereof.

17.

Exclusive Jurisdiction/Venue. The parties agree that all disputes, controversies or questions arising under, out of, or relating to this Agreement or the breach thereof, other than those disputes relating to alleged violations of Sections 2 (Non-Solicitation), 3 (Confidential Information), and 6 (Non-Competition) of the Proprietary Interests Protection Agreement, will be conclusively settled by arbitration to be held in Chicago, Illinois, in accordance with the American Arbitration Association’s Commercial Arbitration Rules and Mediation Procedures (the “Rules”).

Arbitration will be the parties’ exclusive remedy for any such controversies, claims or breaches. The parties also consent to personal jurisdiction in Chicago, Illinois with respect to such arbitration. The award resulting from such arbitration shall be final and binding upon both parties. The arbitrator will be selected by agreement between the parties, but if they do not agree on the selection of an arbitrator within thirty (30) days after the date of the request for arbitration, the arbitrator will be selected pursuant to the Rules. With respect to any claim brought to arbitration hereunder, both the Company and Employee will be entitled to recover whatever damages would otherwise be available in any legal proceeding based upon the federal and/or state law applicable to the claim. The decision of the arbitrator may be entered and enforced in any court of competent jurisdiction by either the Company or you. Each party will pay the fees of their respective attorneys (except as otherwise awarded by the arbitrator), the expenses of their witnesses and any other expenses connected with representing their cases. Other costs, including the fees of the mediator, the arbitrator, the cost of any record or transcript of the arbitration, and administrative fees, will be borne equally by the parties, one-half by you, on the one hand, and one-half by the Company, on the other hand.

18.

Indemnification and Liability Insurance. The Company will continue to provide you with indemnification protection and directors’ and officers’ liability insurance coverage (including advancement of reasonable expenses) to the same extent as the Company covers its other officers and directors. In addition, Raven Topco will provide you with indemnification protection and directors’ and officers’ liability insurance coverage (including advancement of reasonable expenses) to the same extent as Raven Topco covers its other officers and directors. These obligations will survive the termination of your employment with the Company for so long as liability may exist.

19.	Code Section 409A Compliance.

(a)

The intent of the parties is that payments and benefits under this Agreement comply with, or be exempt from, Internal Revenue Code Section 409A and the regulations and guidance promulgated thereunder (collectively “Code Section 409A”) and, accordingly, to the maximum extent permitted, this Agreement will be interpreted to be in compliance therewith. To the extent that any provision hereof is modified in order to comply with Code Section 409A, such modification will be made in good faith and will, to the maximum extent reasonably possible, maintain the original intent and economic benefit to you and the Company of the applicable provision without violating the provisions of Code Section 409A. In no event whatsoever will the Company Group be liable for any additional tax, interest or penalty that may be imposed on you by Code Section 409A or for damages for failing to comply with Code Section 409A.

(b)

A separation or termination of employment will not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of any amount or benefit that is considered “nonqualified deferred compensation” under Code Section 409A upon or following a termination of employment unless such termination is also a “separation from service” within the meaning of Code Section 409A and, for purposes of any such provision of this Agreement, references to a “termination,” “termination of employment,” “separation from employment” or like terms will mean “separation from service.” If you are deemed on the date of termination to be a “specified employee” within the meaning of that term under Code Section 409A(a)(2)(B), then with regard to any payment or the provision of any benefit that is considered “nonqualified deferred compensation” under Code Section 409A payable on account of a “separation from service,” such payment or benefit will be made or provided at the date which is the earlier of (A) the expiration of the six (6)-month period measured from the date of your “separation from service,” and (B) the date of your death, to the extent required under Code Section 409A. Upon the expiration of the foregoing delay period, all payments and benefits delayed pursuant to this section will be paid or reimbursed to you in a lump sum and all remaining payments and benefits due under this Agreement (if any) will be paid or provided in accordance with the normal payment dates specified for them herein.

(c)

With regard to any provision herein that provides for reimbursement of costs and expenses or in-kind benefits, except as permitted by Code Section 409A, (i) the right to reimbursement or in-kind benefits will not be subject to liquidation or exchange for another benefit, (ii) the amount of expenses eligible for reimbursement, or in-kind benefits, provided during any taxable year will not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year, and (iii) such payments will be made on or before the last day of your taxable year following the taxable year in which the expense occurred.

(d)

For purposes of Code Section 409A, your right to receive any installment payments pursuant to this Agreement will be treated as a right to receive a series of separate and distinct payments. Whenever a payment under this Agreement specifies a payment period with reference to a number of days, the actual date of payment within the specified period will be within the sole discretion of the Company.

(e)

Notwithstanding any other provision of this Agreement to the contrary, in no event will any payment that constitutes “nonqualified deferred compensation” for purposes of Code Section 409A be subject to offset by any other amount unless otherwise permitted by Code Section 409A.

20.

Entire Agreement; Amendment. This Agreement (including the Proprietary Interests Protection Agreement) constitutes the entire agreement between you and the Company with respect to the subject matter hereof and, effective as of the Closing, supersedes any and all prior term sheets, agreements or understandings between you and the Company Group with respect to the subject matter hereof, whether written or oral (including the Offer Letter, dated as of November 7, 2022, by and between Raven and you and any iteration of the term sheet that formed the basis for this Agreement); provided, however, that the provisions of this Agreement and the exhibit hereto are in addition to and complement (and do not supersede) any other written agreement(s) or parts thereof between you and the Company or any of its affiliates that create restrictions on you with respect to confidentiality, non-disclosure, non-competition, non-solicitation or non-disparagement. This Agreement (including the Proprietary Interests Protection Agreement) may be amended or modified (i) prior to the Closing or the termination of the Merger Agreement, only by a written instrument executed by you and Merger Sub and (ii) after the Closing, only by a written instrument executed by you and the Company.

21.

Section Headings; Construction. The section headings used in this Agreement are included solely for convenience and shall not affect, or be used in connection with, the interpretation hereof. For purposes of this Agreement, the term “including” shall mean “including, without limitation.”

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This Agreement is intended to be a binding obligation on you and the Company regarding your employment with the Company. If this Agreement accurately reflects your understanding as to the terms and conditions of your employment with the Company, please sign and date one copy of this Agreement and return the same to us for the Company’s records. You should make a copy of the executed Agreement for your records.

Very truly yours,

PROJECT RAVEN MERGER SUB, INC.

/s/ Glenn F. Miller
By: Glenn F. Miller Its: Vice President and Secretary

RAVEN ACQUISITION HOLDINGS, LLC

/s/ Glenn F. Miller
By: Glenn F. Miller Its: Vice President and Secretary

The above terms and conditions accurately reflect our understanding regarding the terms and conditions of my employment with the Company, and I hereby confirm my agreement to the same.

Dated: July 31, 2024

/s/ Joseph Flanagan
Joseph Flanagan

Signature Page - Joseph Flanagan Offer Letter Agreement

EXHIBIT A

PROPRIETARY INTERESTS PROTECTION AGREEMENT

This Proprietary Interests Protection Agreement (this “Agreement”) is made and entered into, as of July 31, 2024, by and between Project Raven Merger Sub, Inc. (“Merger Sub”) and the undersigned employee (“Employee”). Prior to the completion of the transactions (the “Closing”) contemplated by the Agreement and Plan of Merger by and among Raven Acquisition Holdings, LLC (“Parent”), Merger Sub and R1 RCM, Inc., dated as of on or about the date hereof (the “Merger Agreement”), as used in this agreement, “Company” shall refer to Merger Sub, and from and after the Closing, “Company” shall refer to R1 RCM, Inc. (as successor in interest by merger to Merger Sub).

In addition to other good and valuable consideration, Employee is expressly being given employment with the Company including certain monies, benefits, training and/or trade secrets and other confidential information of the Company Group (as defined below) and the Company Group’s customers, suppliers, vendors or affiliates to which Employee would not have access but for Employee’s relationship with the Company Group in exchange for Employee agreeing to the terms of this Agreement. Further, Employee’s agreement to this Agreement is an inducement to Parent’s willingness to enter into the Merger Agreement, and Employee will receive good and valuable consideration under the Merger Agreement. Accordingly, in consideration of the foregoing, Employee agrees as follows:

1.	Definitions.

(a)	Company Group. For purposes of this Agreement, “Company Group” shall mean:

(i)

at any time when the Company is a direct or indirect subsidiary of Raven Topco, L.P.: Raven Topco, L.P., Raven Topco GP, LLC (or any successor general partner to Raven Topco, L.P.), and the direct and indirect subsidiaries of Raven Topco, including the Company and any subsidiary of the Company; and

(ii)

at any time when the Company is not a direct or indirect subsidiary of Raven Topco, L.P.: all entities controlled by, controlling or under common control with the Company, in each case, whether directly or indirectly.

(b)

The Company’s Business. For purposes of this Agreement, the “Company’s Business” shall mean the development, marketing, sale and implementation of revenue cycle management services and solutions, physician advisory services, and quality and cost products and services.

Exh. A-1

(c)

Confidential Information. For purposes of this Agreement, “Confidential Information” as used in this Agreement shall include the Company Group’s trade secrets as defined under Delaware law, as well as any other information or material which is not generally known to the public, and which:

(i)	is generated, collected by or utilized in the operations of the Company’s Business and relates to the actual or anticipated business, research or development of the Company Group; or

(ii)	is suggested by or results from any task assigned to Employee by the Company Group or work performed by Employee for or on behalf of the Company Group.

Confidential Information shall not be considered generally known to the public if Employee or others improperly reveal such information to the public without the Company Group’s express written consent and/or in violation of an obligation of confidentiality to the Company Group. Examples of Confidential Information include, but are not limited to, all customer, client, supplier and vendor lists, budget information, contents of any database, contracts, product designs, technical know-how, engineering data, pricing and cost information, performance standards, productivity standards, research and development work, software, business plans, proprietary data, projections, market research, perceptual studies, strategic plans, marketing information, financial information (including financial statements), sales information, training manuals, employee lists and compensation of employees, and all other competitively sensitive information with respect to the Company Group or the Company’s Business, whether or not it is in tangible form, and including without limitation any of the foregoing contained or described on paper or in computer software or other storage devices, as the same may exist from time to time.

(d)	Restricted Area. For purposes of this Agreement, “Restricted Area” shall mean the United States of America.

(e)

Inventions. For purposes of this Agreement, “Inventions” shall mean all software programs, source or object code, improvements, formulas, developments, ideas, processes, techniques, know-how, data, and discoveries, whether patentable or unpatentable, conceived or reduced to practice by Employee while in the Company Group’s employ, either solely or jointly with others, and whether or not during regular working hours, and conceived or reduced to practice by Employee within one year of the termination of Employee’s employment with the Company Group that resulted from Employee’s prior work with the Company Group.

(f)	Company Inventions. For purposes of this Agreement, “Company Inventions” shall mean any Invention that either:

(i)	relates, at least in part, at the time of conception or reduction to practice of the Invention, to:

(A)	the Company’s Business, projects or products, or to the manufacture or utilization thereof; or

Exh. A-2

(B)	the Company Group’s actual or demonstrably anticipated research or development; or

(ii)	results, at least in part, from any work performed directly or indirectly by Employee for the Company Group; or

(iii)	results, at least in part, from the use of the Company Group’s time, materials, facilities or trade secret information.

2.

Non-Solicitation. During the time in which Employee performs services for the Company Group and for a period of eighteen (18) months after the termination of Employee’s employment with the Company Group, regardless of the reason, Employee shall not, directly or indirectly, either alone or in conjunction with any person, firm, association, company or corporation:

(a)

Hire, recruit, solicit or otherwise attempt to employ or retain or enter into any business relationship with, any person who is or was an employee of the Company Group within the twelve (12) month period immediately preceding the termination of Employee’s employment; or

(b)

Solicit the sale of any products or services that are similar to or competitive with products or services offered by, manufactured by, designed by, or distributed by the Company Group, to any person, company or entity which was a customer or potential customer of the Company Group for such products or services and with whom Employee had direct contact or about whom Employee learned Confidential Information at any time during the last twelve (12) months of his employment with the Company Group.

3.	Non-Disclosure.

(a)

Employee will not, without the Company Group’s prior written permission, directly or indirectly, utilize for any purpose other than for a legitimate business purpose solely on behalf of the Company Group, or directly or indirectly, disclose to anyone outside of the Company Group, either during or after Employee’s employment or relationship with the Company Group ends, the Company Group’s Confidential Information, as long as such matters remain Confidential Information.

Exh. A-3

(b)

Nothing in this Agreement (i) restricts or impedes Employee from exercising protected rights, to the extent such rights cannot be waived by agreement or from complying with any applicable law or regulation or a valid order of a court of competent jurisdiction or an authorized government agency, provided that such compliance does not exceed that required by the law, regulation, or order, (ii) waives Employee’s right to testify in an administrative, legislative, or judicial proceeding concerning alleged criminal conduct or alleged sexual harassment on the part of the Company Group, or on the part of the agents or employees of the Company Group, when Employee has been required or requested to attend such a proceeding pursuant to a court order, subpoena, or written request from an administrative agency or the legislature, (iii) prevents or restricts Employee from communicating with, filing a charge or complaint with or from participating in an investigation or proceeding conducted by the Equal Employment Opportunity Commission, the National Labor Relations Board, the Securities and Exchange Commission (the “SEC”), or any other federal, state or local agency charged with the enforcement of any laws, including providing documents or other information, or making other disclosures that are protected under whistleblower provisions of federal law or regulation or from otherwise making disclosures protected under whistleblower provisions of federal law or regulation (including Section 21F of the Securities Exchange Act of 1934 and the regulations promulgated thereunder) or limit Employee’s right to receive an award for information provided to the SEC or any other securities regulatory agency, in each case without the necessity of prior authorization from the Company Group or the need to notify the Company Group that Employee has done so, (iv) prevents Employee from discussing or disclosing information about unlawful acts in the workplace, such as harassment or discrimination or any other conduct that Employee has reason to believe is unlawful, including but not limited to retaliation, a wage-and-hour violation, or sexual assault, or other conduct that is recognized as unlawful under state, federal or common law, or that is recognized as against a clear mandate of public policy, whether occurring in the workplace, at work-related events coordinated by or through the Company Group, or between employees, or between the Company Group and an employee, whether on or off the employment premises, (v) prevents Employee from exercising any rights Employee may have under Section 7 of the National Labor Relations Act to engage in protected, concerted activity with other employees (such as discussing wages, benefits, or other terms and conditions of employment or raising complaints about working conditions for Employee’s own and other employees’ mutual aid or protection), or (vi) prevents Employee from testifying truthfully pursuant to any legal process between Executive and the Company Group or any of its affiliates and/or their respective directors or executive officers.

(c)

Federal law provides certain protections to individuals who disclose a trade secret to their attorney, a court, or a government official in certain confidential circumstances. Specifically, federal law provides that an individual shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret under either of the following conditions: (A) where the disclosure is made (x) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney; and (y) solely for the purpose of reporting or investigating a suspected violation of law; or (B) where the disclosure is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. See 18 U.S.C. § 1833(b)(1). Federal law also provides that an individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual (I) files any document containing the trade secret under seal and (II) does not disclose the trade secret, except pursuant to court order. See 18 U.S.C. § 1833(b)(2). Nothing in this Agreement is intended to preclude or limit such federal laws.

Exh. A-4

4.

Return of Company Group Property. Employee agrees that, in the event that Employee’s employment with the Company Group is terminated for any reason, Employee shall immediately return all of the Company Group’s property, including without limitation, (i) tools, pagers, computers, printers, key cards, documents or other tangible property of the Company Group, and (ii) the Company Group’s Confidential Information in any media, including paper or electronic form, and Employee shall not retain in Employee’s possession any copies of such information.

5.	Ownership of Inventions.

(a)	Employee shall disclose all Inventions promptly and fully to the Company (or such other member of the Company Group designated by the Company).

(b)

Except as excluded in Section 5(e) below, Employee hereby agrees to and hereby grants and assigns to the Company (or such other member of the Company Group designated by the Company) all of Employee’s right, title and interest in and to all Company Inventions and agrees that all such Company Inventions shall be the Company’s (or such other designated member of the Company Group’s) sole and exclusive property to the maximum extent permitted by law.

(c)

Employee shall at the request of the Company or such other member of the Company Group designated by the Company (but without additional compensation from the Company Group): (i) execute any and all papers and perform all lawful acts that the Company or such designee deems necessary for the preparation, filing, prosecution, and maintenance of applications for United States patents or copyrights and foreign patents or copyrights on any Company Inventions, (ii) execute such instruments as are necessary to assign to the Company, or to the Company’s designee, all of Employee’s right, title and interest in any Company Inventions so as to establish or perfect in the Company, or in the Company’s designee, the entire right, title and interest in such Company Inventions, and (iii) execute any instruments necessary or that the Company, or its designee, may deem desirable in connection with any continuation, renewal or reissue of any patents in any Company Inventions, renewal of any copyright registrations for any Company Inventions, or in the conduct of any proceedings or litigation relating to any Company Inventions. All expenses incurred by the Employee by reason of the performance of any of the obligations set forth in this Section 5(c) shall be borne by the Company Group.

(d)

Concurrent with Employee’s execution of this Agreement, Employee attaches a list and brief description of all unpatented inventions and discoveries, if any, made or conceived by Employee prior to Employee’s employment with the Company and that are to be excluded from this Agreement. If no such list is attached at the time of execution of this Agreement, it shall be conclusively presumed that Employee has waived any right he may have to any such invention or discovery which relates to the Company’s Business.

Exh. A-5

(e)

Provisions (a) through (d) of this Section 5 regarding assignment of right, title and interest do not apply to Inventions for which no equipment, supplies, facility or trade secret information of the Company Group was used and which was developed entirely on Employee’s own time, unless (i) the Inventions relate either to the business of the Company Group, or to the Company Group’s actual or demonstrably anticipated research or development, or (ii) the Inventions result from any work directly or indirectly performed by the Employee for the Company Group.

6.	Non-Competition.

(a)

During the time in which Employee performs services for the Company Group and for a period of eighteen (18) months after the termination of Employee’s employment with the Company Group, regardless of the reason, Employee shall not, directly or indirectly, either alone or in conjunction with any person, firm, association, company or corporation, within the Restricted Area:

(i)

own, manage, operate, or participate in the ownership, management, operation, or control of, or be employed by, any entity which is in competition with the Company’s Business in which the Employee would hold a position with responsibilities that are entirely or substantially similar to any position the Employee held during the last twelve (12) months of the Employee’s employment with the Company Group or in which the Employee would have responsibility for or access to confidential information that is similar to or relevant to that Confidential Information which the Employee had access to during the last twelve (12) months of the Employee’s employment with the Company Group; or

(ii)

provide services to any person or entity that engages in any business that is similar to, or competitive with the Company’s Business if doing so would require Employee to use or disclose the Company Group’s Confidential Information.

(b)

Notwithstanding anything to the contrary, nothing in this Section 6 prohibits Employee from being a passive owner of not more than one percent (1%) of the outstanding stock of any class of a corporation which is publicly traded, so long as Employee has no active participation in the business of such corporation.

(c)

Employee acknowledges and agrees that the restrictions contained in this Agreement with respect to time, geographical area and scope of activity are reasonable and do not impose a greater restraint than is necessary to protect the goodwill and other legitimate business interests of the Company Group and that the Employee has had the opportunity to review the provisions of this Agreement with his legal counsel. In particular, the Employee agrees and acknowledges that the Company Group is currently engaging in business and actively marketing its services and products throughout the United States, that Employee’s duties and responsibilities for the Company Group are co-extensive with the entire scope of the Company’s Business, that the Company Group has spent significant time and effort developing and protecting the confidentiality of their methods of doing business, technology, customer lists, long term customer relationships and trade secrets and that such methods, technology, customer lists, customer relationships and trade secrets have significant value.

Exh. A-6

(d)

By commencing and continuing employment with the Company Group, Employee understands and agrees that: (i) Employee will not bring any confidential information of any former employer, nor any proprietary work product created as part of Employee’s duties with Employee’s former employer; and (ii) Employee will not use or disclose any former employer’s confidential information or proprietary work product in the performance of Employee’s duties with the Company Group. Further, Employee represents that Employee is not subject to any contract that would prohibit Employee from performing Employee’s duties for the Company Group.

7.

Remedies. Employee acknowledges that the compliance with the terms of this Agreement is necessary to protect the Confidential Information, customer relationships and goodwill of the Company Group and that any breach by Employee of this Agreement will cause continuing and irreparable injury to the Company Group for which money damages would not be an adequate remedy. Employee acknowledges that affiliates are and are intended to be third party beneficiaries of this Agreement. Employee acknowledges that the Company Group and any affiliate shall, in addition to any other rights or remedies they may have, be entitled to injunctive relief for any breach by Employee of any part of this Agreement. This Agreement shall not in any way limit the remedies in law or equity otherwise available to the Company Group and its affiliates.

8.	Severability; Modification. It is expressly agreed by Employee that:

(a)

Modification. If, at the time of enforcement of this Agreement, a court holds that the duration, geographical area or scope of activity restrictions stated herein are unreasonable under circumstances then existing or impose a greater restraint than is necessary to protect the goodwill and other business interests of the Company Group, Employee agrees that the maximum duration, scope or area reasonable under such circumstances will be substituted for the stated duration, scope or area and that the court will be allowed to revise the restrictions contained herein to cover the maximum duration, scope and area permitted by law, in all cases giving effect to the intent of the parties that the restrictions contained herein be given effect to the broadest extent possible.

(b)

Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under applicable law, such invalidity, illegality or unenforceability will not affect any other provision, but this Agreement will be reformed, construed and enforced as if such invalid, illegal or unenforceable provision had never been contained herein.

Exh. A-7

9.

Non-Disparagement. Subject to Sections 3(b) and 3(c), Employee understands and agrees that Employee will not disparage the Company Group, its officers, directors, administrators, representatives, employees, contractors, consultants or customers and will not engage in any communications or other conduct which might interfere with the relationship between the Company Group and its current, former, or prospective employees, contractors, consultants, customers, suppliers, regulatory entities, and/or any other persons or entities. The Company Group will instruct its senior executives and members of the Board not to disparage Employee and not to engage in any communications or other conduct which might injure the reputation or business interests of Employee.

10.

Applicable Law. This Agreement shall be construed, interpreted, and enforced, and its validity and enforceability determined, strictly in accordance with the laws of the State of Delaware without applying its conflicts of laws principles.

11.

Exclusive Jurisdiction/Venue. The parties agree that all litigation arising out of or relating to Sections 2 (Non-Solicitation), 3 (Confidential Information), and 6 (Non-Competition) of this Agreement must be brought in Cook County, Illinois or the federal court of competent jurisdiction sitting in Cook County, Illinois, and each party shall submit to and accept the exclusive jurisdiction of such court for the purpose of such suit, legal action or proceeding. All other disputes, controversies or questions arising under, out of, or relating to this Agreement or the breach thereof, other than those disputes relating to alleged violations of Sections 2 (Non-Solicitation), 3 (Confidential Information), and 6 (Non-Competition) of this Agreement, shall be conclusively settled by arbitration to be held in Chicago, Illinois, in accordance with the American Arbitration Association’s Commercial Arbitration Rules and Mediation Procedures (the “Rules”).

Arbitration shall be the parties’ exclusive remedy for any such controversies, claims or breaches. The parties also consent to personal jurisdiction in Chicago, Illinois with respect to such arbitration. The award resulting from such arbitration shall be final and binding upon both parties. The arbitrator shall be selected by agreement between the parties, but if they do not agree on the selection of an arbitrator within thirty (30) days after the date of the request for arbitration, the arbitrator shall be selected pursuant to the Rules. With respect to any claim brought to arbitration hereunder, both the Company Group and Employee shall be entitled to recover whatever damages would otherwise be available in any legal proceeding based upon the federal and/or state law applicable to the claim. The decision of the arbitrator may be entered and enforced in any court of competent jurisdiction by either the Company Group or Employee. Each party shall pay the fees of their respective attorneys (except as otherwise awarded by the arbitrator), the expenses of their witnesses and any other expenses connected with representing their cases. Other costs, including the fees of the mediator, the arbitrator, the cost of any record or transcript of the arbitration, and administrative fees, shall be borne equally by the parties, one-half by Employee, on the one hand, and one-half by the Company Group, on the other hand.

Exh. A-8

12.

Assignability. The rights herein may be assigned by the Company and shall bind and inure to the benefit of the Company’s successors, assigns, heirs and representatives. If the Company makes any assignment of the rights herein, Employee agrees that this Agreement shall remain binding upon Employee in any event.

13.	Acceptance. The parties agree that this Agreement is accepted electronically.

Exh. A-9

IN WITNESS WHEREOF, the parties have executed this Agreement on the date and year first above written.

PROJECT RAVEN MERGER SUB, INC.

/s/ Glenn F. Miller
By: Glenn F. Miller Its: Vice President and Secretary

RAVEN ACQUISITION HOLDINGS, LLC

/s/ Glenn F. Miller
By: Glenn F. Miller Its: Vice President and Secretary

EMPLOYEE ACCEPTANCE

/s/ Joseph Flanagan
Joseph Flanagan

Exh. A-10